SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

(772) 257-6658

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 25, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,194.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,194.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,955,194.138*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

* Includes (i) 1,717,156.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

CUSIP No. 068221100	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,156.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,156.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,717,156.138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 238,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON Bradley M. Tirpak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America and Republic of Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,127
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 50,793*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 50,793*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

* Includes 16,666 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 068221100	13D	Page 6 of 7 Pages

This Amendment No. 15 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 15”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 15, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On October 17, 2022, Barnwell Industries, Inc. announced the execution of a Tax Benefits Preservation Plan, commonly known as a “poison pill” but with a low 4.95% ownership trigger. The Barnwell board approved the poison pill by a 4-3 vote, with CEO Alex Kinzler, Phil McPherson, Peter O’Malley and Francis Kelly leading the initiative and voting in favor. The Barnwell board implemented the poison pill despite the rejection by shareholders of the board’s blank-check preferred stock proposal at its recent 2022 annual meeting of shareholders, which clearly indicated shareholders’ opposition to a poison pill. The poison pill is also another afront to the “Cooperation and Support Agreement” signed by Barnwell with MRMP-Managers on January 27, 2021. Although Barnwell’s net operating losses have existed for many years, the potential loss of the NOLs has not been mentioned as a risk factor in any of Barnwell’s SEC filings during the past three years. However, the standstill provisions and stock ownership limitations that bind MRMP and protect the Barnwell board under the “Cooperation and Support Agreement” expire in connection with Barnwell’s next annual meeting of shareholders, at which time MRMP and other shareholders would have no restriction on buying Barnwell shares in the absence of an anti-shareholder “poison pill.” The board’s misguided approach to dealing with MRMP and other shareholders leaves MRMP no choice but to run a proxy contest at Barnwell’s 2023 annual meeting of shareholders, which is fast-approaching.

Among other ham-handed actions, the Barnwell board led by CEO Kinzler has continued to maintain a special committee of the board that excludes MRMP’s board designees and decides on key corporate matters, in lieu of bringing matters to the full board of directors, in violation of the “Cooperation and Support Agreement.” Kinzler and his poison pill voting block have also kept our designees off of customary board committees in contravention of the “Cooperation and Support Agreement.” Kinzler and his voting block sought to punish director Ken Grossman, intended to be an independent director, in a very odd press release issued by Barnwell on August 9, 2022. Kinzler and his voting block have propounded these actions and stumbled through many other proposed entrenchment actions with the assistance of multiple high-priced law firms, including Skadden Arps, Stroock & Stroock & Lavan, Vinson & Elkins and others. MRMP estimates that in 2022 alone legal fees will approximate $1.5 million. Over the past three years, Kinzler and his voting block have spent approximately $3.0 million to preserve their positions at Barnwell, which equals approximately 10% of Barnwell’s current market capitalization.

As a 20% shareholder, MRMP is aware of Barnwell’s tax loss carryforward position and is cognizant of avoiding any actions that would jeopardize it. MRMP’s advisors and director designees reviewed the tax loss status and believe that the carryforwards are not in jeopardy; however, Kinzler and his voting block appear to realize that their status at Barnwell is in jeopardy – thus the poison pill, implemented with the help of Kinzler’s latest high-priced law firm, which specializes in activist defense.

Not only has Kinzler and his voting block been violating contracts with MRMP, they have also been making questionable investment decisions. In the most recent 10-Q for the quarter ended June 30, 2022, Barnwell disclosed its commitment to invest millions of dollars in 1287398 B.C. Ltd, a loss-making Canadian company with no revenues.

Since MRMP’s three board designees were elected in 2020, Barnwell shares have appreciated from $0.42 to approximately $3.00 per share. Our directors with much difficulty have sought to add a business-like discipline to the Barnwell board as evidenced by the following actions:

1)  MRMP required Barnwell to raise capital through an “at the market’ offering

2)  MRMP required Barnwell to terminate its gold-plated post-retirement medical plan

3)  Divesting a condo in Hawaii and other non-core assets, as recommended by MRMP

4)  Significantly reducing audit expenses by replacing the auditor that was charging over $600,000 per year, as recommended by MRMP

The above actions increased Barnwell’s stockholders’ equity to bring Barnwell back into compliance and preventing the company from being delisted by the NYSE American exchange.

The MRMP directors also tried to instill a G+A and compensation discipline on CEO Kinzler who we believe for decades has a history of “feathering his own nest” at the expense of shareholders. Kinzler and his voting block with the help of his high-priced legal teams have resisted our board designees every step of the way.

It is time to permanently retire Kinzler and his voting block from Barnwell. Unfortunately, it will require another proxy contest to achieve this goal, and Barnwell may waste even more shareholder dollars on legal fees. Instead of working cooperatively with us, Kinzler and his voting block, with the help of his latest expensive activist defense firm, appear to be hunkering down for a proxy fight and implementing all possible entrenchment devices. MRMP intends to lead a second proxy fight at Barnwell’s upcoming annual meeting of shareholders. If you would like to support our efforts, we would be pleased to hear from you. Please contact us at Barnwellproxy@gmail.com so that we can provide you with more information.

MRMP believes that it is time to refocus Barnwell on making profits for shareholders and not providing jobs for Kinzler and his voting block. We are certain that we can leave a better legacy than a $42 million loss carryforward.

Ned L. Sherwood

MRMP-Managers LLC

# # #

Ned L. Sherwood, NLS Advisory Group, Inc. and MRMP-Managers LLC intend to make a filing with the SEC of a proxy statement and accompanying proxy card to solicit votes for the election of director nominees at the next annual meeting of shareholders of Barnwell Industries, Inc.

Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the beneficiary and the trustee, holds 238,038 shares of common stock of Barnwell, and MRMP-Managers LLC, of which Mr. Sherwood is the Chief Investment Officer, holds 1,717,156.138 shares of common stock of Barnwell. Mr. Sherwood is deemed to beneficially own all of these shares. Ned L. Sherwood, NLS Advisory Group, Inc., MRMP-Managers LLC and their nominees to the Barnwell board will be the participants in this proxy solicitation. Information regarding the participants and their interests in the solicitation will be included in their proxy statement and other materials filed with the SEC.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Sherwood beneficially owns in the aggregate 1,955,194.138 shares of Common Stock, which represents approximately 19.6% of the Company’s outstanding shares of Common Stock. Mr. Tirpak beneficially owns in the aggregate 34,127 shares of Common Stock and options to purchase 50,000 shares of Common Stock, at an exercise price of $3.33 per share, which were granted to him as part of his director compensation on February 9, 2021. The stock options vest in three equal annual installments beginning on February 9, 2022.

Each percentage ownership of Common Stock set forth in this Statement is based on the 9,956,687 shares of Common Stock reported by the Company as outstanding as of August 5, 2022 in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022.

(c) No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 14 on September 13, 2022.

CUSIP No. 068221100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: October 25, 2022

/s/ Ned L. Sherwood
NED L. SHERWOOD

MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Chief Investment Officer

NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Trustee

/s/ Bradley M. Tirpak
BRADLEY M. TIRPAK